BRAEMAR HOTELS & RESORTS INC.

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

February 19, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Stacie Gorman

Re:                             Braemar Hotels & Resorts Inc.

Registration Statement on Form S-3, as amended

File No. 333-234663

Dear Ms. Gorman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Braemar Hotels & Resorts Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement in order that the Registration Statement shall become effective as of 4:00 p.m. (EDT) on Friday, February 21, 2020 or as soon as practicable thereafter.

Please contact Timothy Kim of DLA Piper LLP (US), counsel to the Company, at (919) 786-2053 with any questions about this acceleration request.  Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

BRAEMAR HOTELS & RESORTS INC.

By:	/s/ Deric S. Eubanks
Deric S. Eubanks
Chief Financial Officer

cc:                                Timothy Kim

DLA Piper LLP (US)